
07006849

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornes & Associates, Inc. Investment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 E. State St.
(No and Street)

Redlands (City) California (State) 92373 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John T. Thornes (909) 335-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2007
WASH. DC
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Thornes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornes & Associates, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Bernardino
Subscribed and sworn (or affirmed) to before me this 1st day of Mar, 2007

Notary Public

Signature

PRESIDENT
Title


R. L. KNIGHT
COMM. #1610340
Notary Public - California
San Bernardino County
My Comm. Expires Oct. 1, 2009
NRO1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


R. L. KNIGHT
COMM. #1610340
Notary Public - California
San Bernardino County
My Comm. Expires Oct. 1, 2009
NRO1

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGEMENT

State of California County of San Bernardino
On 3/1/07 before me, R L Knight Notary public
personally appeared John T. Thornes
☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

Signature of Notary

909-792-1637.

Thornes & Associates, Inc., Investment Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Thornes & Associates, Inc., Investment Securities:

We have audited the accompanying statement of financial condition of Thornes & Associates, Inc., Investment Securities as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Subsequent to the issuance of the company's December 31, 2006, financial statements and our report dated January 16, 2007, we became aware that an investment had been treated incorrectly in the computation of net capital on Schedule I. In our original report we expressed an unqualified opinion on the December 31, 2006, financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes & Associates, Inc., Investment Securities as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 16, 2007

Date of original report, except as to Notes 10, 11 and Schedule I, which are as of March 1, 2007.

We Focus & Care SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Thornes & Associates, Inc., Investment Securities
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 16,280
Deposit with clearing firm	26,747
Commissions receivable	39,321
Investments, available for sale	211,095
Equipment and leasehold improvements, net	55,190
Prepaid rent	3,000
Prepaid income taxes	23,484
Total assets	$ 375,117

Liabilities and Stockholders' equity

Liabilities

Accounts payable	$ 3,069
Line of credit payable	20,082
Total liabilities	23,151

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	245,000
Additional paid in capital	94,037
Accumulated deficit	(63,117)
Unrealized gains (losses) on investments, available for sale	76,046
Total stockholders' equity	351,966
Total liabilities and stockholders' equity	$ 375,117

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Operations
For the Year Ended December 31, 2006

Revenue	
Commissions income	$ 670,775
Management and fee based income	51,724
Interest income	3,151
Other income	4,605
Total revenue	730,255
Expenses	
Employee compensation and benefits	171,687
Commissions and floor brokerage	173,283
Communications	20,911
Interest expense	513
Occupancy and equipment rental	55,798
Taxes, licenses and fees, other than income taxes	34,198
Other operating expenses	272,359
Total expenses	728,749
Net income (loss) before income tax provision	1,506
Income tax provision	4,116
Net income (loss)	$ (2,610)

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gains on Investments Available For Sale	Total	Comprehensive Income
Balance at December 31, 2005	$ 245,000	$ 94,037	$ (60,507)	$ –	$ 278,530	
Unrealized gains (losses) on investments, available for sale	–	–	–	76,046	76,046	$ 76,046
Net income (loss)	–	–	(2,610)	–	(2,610)	(2,610)
Balance at December 31, 2006	$ 245,000	$ 94,037	$ (63,117)	$ 76,046	$ 351,966	$ 73,436

The accompanying notes are an integral part of these financial statements.

Thornes & Associates, Inc., Investment Securities
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (2,610)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Provision for loss on receivable from related party	$ 17,139	
Depreciation	5,358	
(Increase) decrease in:		
Deposit with clearing firm	(1,085)	
Commissions receivable	(217)	
Prepaid income taxes	(23,484)	
Prepaid rent	(3,000)	
Prepaid expenses	7,330	
(Decrease) increase in:		
Accounts payable	(8,705)	
Income taxes payable	(24,119)	
Total adjustments		(30,783)
Net cash and cash equivalents provided by (used in) operating activities		(33,393)
Cash flows from investing activities:		
Purchase of investments, available for sale	(14,800)	
Purchase of equipment and leasehold improvements	(57,216)	
Net Cash and cash equivalents provided by (used in) investing activities		(72,016)
Cash flows from financing activities:		
Proceeds from line of credit	20,082	
Net cash and cash equivalents provided by (used in) financing activities		20,082
Net increase (decrease) in cash and cash equivalents		(85,327)
Cash and cash equivalents at beginning of year		101,607
Cash and cash equivalents at end of year		$ 16,280

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ 513
Income taxes	$ 51,355

Supplemental disclosure of non–cash activities:

During the year ended December 31, 2006, the company recognized $76,046 in unrealized gains on its investments, available for sale. These gains were recorded in unrealized gains on investments, available for sale, in other comprehensive income.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Thornes & Associates, Inc., Investment Securities (the "Company"), was incorporated in the State of California on May 3, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company operates as a retail broker–dealer in corporate securities over–the–counter, corporate debt securities, mutual funds, municipal securities and U.S. government securities. The Company also engages in investment advisory services and the sale of insurance and annuities.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. The Company includes investments in money market funds as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on investments, available for sale.

Advertising costs are expensed as incurred. The Company charged $4,410 to advertising for the year ended December 31, 2006.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and leasehold improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and leasehold improvements are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight–line method.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has deposited $26,747 with its clearing firm to serve as security for its transactions with them.

Note 3: INVESTMENTS, AVAILABLE FOR SALE

The investments, available for sale, represent several investments not in the ordinary course of business for the Company. The Company considers these investments as "available for sale," as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.*

Investments, available for sale consisted of the following at December 31, 2006:

Corporate securities, at fair market value	$ 208,943
Municipal securities, due March 1, 2011	2,002
Corporate securities, not readily marketable	150
Total investments, available for sale	$ 211,095

The Company included $76,046, in unrealized gains on these investments in comprehensive income at December 31, 2006.

During the year 2006, the Company changed the way it accounts for its investments, from trading securities to available for sale securities. The Company believes the available for sale method more adequately describes its trading activity, and gives a more realistic picture of the Company's financial progress. The effect on net income for 2006, is a reduction in revenues of $76,046. There was no cumulative effect of adopting this change to total equity.

Note 4: EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

The equipment and leasehold improvements are recorded at cost and summarized by major classifications as follows:

Equipment	$ 62,516
Leasehold improvements	39,221
	101,737
Less accumulated depreciation	(46,547)
Equipment and leasehold improvements, net	$ 55,190

Depreciation expense for the year ended December 31, 2006, was $5,358.

Note 5: LINE OF CREDIT

The Company opened a line of credit with American Express for $25,000, with a stated interest of 12.22%. The outstanding balance on the credit line at December 31, 2006, was $20,082.

Note 6: INCOME TAXES

The provision for income taxes at December 31, 2006 consisted of the following:

Federal income tax provision	$ 2,110
State income tax provision	2,006
Current income tax provision	4,116
Deferred income taxes (benefit)	–
Total income tax expense	$ 4,116

Note 7: RELATED-PARTY TRANSACTIONS

The Company has an outstanding receivable from its minority shareholder for $17,139. This receivable is non–interest bearing and due on demand. The Company has accrued a 100% allowance for doubtful accounts against this receivable as it believes it is more likely than not that this receivable will not be collected.

Note 8: COMMITMENTS AND CONTINGENCIES

In September 2006, the Company entered into a three (3) year lease for office space.

The future minimum lease expenses are:

	December 31,
2007	$ 36,000
2008	36,000
2009	24,000
2010 and thereafter	–
Total	$ 96,000

This lease has an extension clause which increases the monthly rent by 3% on each anniversary of the commencement date. The lease can only be extended to August 31, 2010.

Rent and lease expenses were $53,901, for the year ended December 31, 2006.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and post-retirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $189,811 which was $184,811 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($23,151) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $28,594 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 161,217
Adjustments:		
Stockholders' equity	$ 81,614	
Non-allowable assets	(53,872)	
Haircuts and undue concentration	852	
Total adjustments		28,594
Net capital per audited statements		$ 189,811

Thornes & Associates, Inc., Investment Securities
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 245,000	
Additional paid in capital	94,037	
Accumulated deficit	(63,117)	
Unrealized gains on investments, available for sale	76,046	
Total stockholders' equity		$ 351,966
Less: Non-allowable assets		
Equipment and leasehold improvements, net	(55,190)	
Investments, not readily marketable	(45,150)	
Prepaid rent	(3,000)	
Prepaid income taxes	(23,484)	
Total non-allowable assets		(126,824)
Net capital before haircuts and undue concentration		225,142
Less: Haircuts and undue concentration		
Haircuts on corporate securities	(24,591)	
Haircuts on municipal bonds	(80)	
Haircuts on money markets	(307)	
Undue concentration	(10,353)	
Total haircuts and undue concentration		(35,331)
Net capital		189,811
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,543	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 184,811
Ratio of aggregate indebtedness to net capital	0.12:1	

There was a $28,594 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 11.

See independent auditor's report

Thornes & Associates, Inc., Investment Securities
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Thornes & Associates, Inc., Investment Securities
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Thornes & Associates, Inc., Investment Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Thornes & Associates, Inc., Investment Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Thornes & Associates, Inc., Investment Securities:

In planning and performing our audit of the financial statements of Thornes & Associates, Inc., Investment Securities (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 16, 2007

END